

September 24, 2014

<u>Via E-mail</u>
Karl McDonnell
Chief Executive Officer
Strayer Education, Inc.
2303 Dulles Station Boulevard
Herndon, VA 20171

> **Re:** **Strayer Education, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 26, 2014**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2014**
> **Filed August 1, 2014**
> **Response Dated September 15, 2014**
> **File No. 000-21039**

Dear Mr. McDonnell:

We have reviewed your response letter and have the following comment. As noted in our letter dated September 15, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Revenue Recognition, page 39

1.   We have considered your response to comment 1 and we note that your new Graduation Fund program is offered "as an extra incentive to encourage your students to continue their studies through to graduation. It therefore appears as though the Graduation Fund

was designed to change undergraduate student behavior and it is consequently unclear to us how pre-program historic student behavior can provide a company specific basis for revenue recognition under the new program.   In this regard, please tell us the following:

- The eligibility criteria for this program and the numbers of eligible and of participating students (if different),
- The amount of revenues received from Graduation Fund eligible and participating students in each reporting period to date,
- Your forecasted Graduate Fund utilization amounts for future reporting periods, if material,
- The practical methodologies you used to recognize Graduation Fund deferred revenues. For example, tell us whether you recognize such deferred revenues upon a student's completion of each third undergraduate course or whether such deferred revenues are recognized on a pro-rata basis as each eligible undergraduate course is completed,
- Your rationale for using pre-Graduation Fund historical continuation rates as a basis for estimating future continuation rates and deferred revenues under this new program,
- Why variations between your "estimates of continuation" to date and actual results have not been material to date, and
- Whether participants in the Graduation Fund are also eligible to receive the 20% discount offered to new undergraduate enrollees effective for the 2014-2015 academic year.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director